SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 5*
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               HAGLER BAILLY, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   405 183 104
                                 --------------
                                 (CUSIP Number)

                                  Pascal Giraud
                                   CAP GEMINI
                               11, rue de Tilsitt
                               75017 PARIS, France
                             (011-33-1) 47 54 50 00
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                                 Steven D. Guynn
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                               September 22, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405 183 104             SCHEDULE 13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CAP GEMINI S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,055,668
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,055,668
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,055,668
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        12.46%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 405 183 104             SCHEDULE 13D                 Page 3 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CAP GEMINI HOLDING, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        470,975
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               470,975
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        470,975
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 5 amends the information contained in the Statement on
Schedule 13D filed by Cap Gemini S.A., and Cap Gemini Holdings, Inc., on April 20, 1999, as amended from time to time and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding thereto the following text:

      The amount of the funds used by CG to purchase 119,200 HB shares between September 13, 1999 and September 20, 1999 was $847,530.50, including brokerage commissions. These funds were provided from the Reporting Purchasers' working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended by deleting sub-Items (a) and (b) and replacing them in their entirety with the following:

      (a) CG directly and beneficially owns 2,055,668 Shares, which represents 12.46% of the outstanding HB Shares. CG Holding directly and beneficially owns 470,975 HB Shares, which represents 2.9% of the outstanding HB Shares.

      (b) CG has the power to vote and dispose of such 2,055,668 HB Shares. CG Holding has the power to vote and dispose of such 470,975 HB Shares.

Item 5(c) is hereby amended to read in its entirety as follows:

      (c)   CG has engaged in the following transactions on The Nasdaq Stock
            Market:

    Date Settled     Number of Shares Purchased     Price
    ------------     --------------------------     -----
       5/11/99                 63,800              $6.7266
       5/12/99                 64,500               7.0825
       5/13/99                 37,800              7.04076
       5/14/99                  7,200               6.9466
       5/17/99                 21,500                6.892
       5/18/99                 20,100               7.2146
       5/19/99                 33,800               7.2245
       5/20/99                 30,068               7.3890
       5/21/99                 13,500               7.5403

       5/24/99                 11,500                 8.07
       5/25/99                 11,400               8.2029
       5/26/99                 26,400               8.2469
       5/27/99                 15,000               8.2692
       5/28/99                   500                8.1875
       6/1/99                  11,400                8.523
       6/2/99                  10,000                8.665
       6/3/99                  29,000               9.3713
       9/13/99                 11,000                 7.00
       9/14/99                  2,500                 7.00
       9/15/99                  7,900                7.375
       9/16/99                 96,500               7.1020
       9/21/99                  1,300                 7.25

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 1999

                                    CAP GEMINI


                                    /s/ SERGE KAMPF
                                    --------------------------
                                    Serge Kampf
                                    Chairman of the Directoire